Exhibit 99.1

     On November 12, 2004, Hanaro Telecom, Inc. (“the Company” or “Hanaro”) filed a quarterly report with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea (the “Report”). This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.

     Unaudited quarterly financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won (“KRW” or “Won”).

Forward-Looking Statements

     This quarterly report to the Financial Supervisory Commission of Korea contains “forward-looking statements” that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Quarterly Report

(For the period from January 1, 2004 through September 30, 2004)

To:	The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (“the Company”, “Hanaro” or “we”) is submitting this interim report.

November 12, 2004

Representative Director & CEO:	Dr. Yoon Chang-bun
Head Office:	43, Taepyeongno 2-ga, Jung-gu Seoul, Korea 100-733 (Tel.) 82-2-6266-5500
Person in Charge:	Ms Janice Lee, Chief Financial Officer (Tel.) 82-2-6266-2300

Table of Contents

I.	Company Information
II.	Business
III.	Financial Information
IV.	Opinion of Independent Auditors
V.	Governance Structure and Status of Affiliates
VI.	Information Regarding Shares and Shareholders
VII.	Information on Directors, Officers & Employees
VIII.	Transactions with Related Parties
IX.	Other Matters

Exhibit 1.	Independent Accountant’s Review Report (Non Consolidated Financial Statements)

I.	Company Information

1.	History of the Company

•	Major events in 3Q 2004

Date	Changes
Jul 1, 2004	Launched long-distance/international telephony services
Aug. 27, 2004	Acquired 57.02% stakes in HanaroDream, Inc.

Other than the above, during 3Q 2004, there were no major changes in the Company’s management, largest shareholders and scope of business.

•	Status of affiliated companies

In October 2004, the Fair Trade Commission of Korea approved HanaroDream, Inc. as Hanaro’s affiliated company.

As of the end of September 2004, Hanaro’s affiliated companies are as follows;

1.	Hanaro Telecom, Inc.(Listed)

2.	Hanaro Web(n)TV Co., Ltd. (Not listed)

3.	Hanaro Realty Development & Management Co., Ltd. (Not listed)

4.	Hanaro Telephone & Internet Information, Inc. (Not listed)

5.	HanaroDream, Inc. (Not listed)

2.	Changes in Paid-In Capital

A) Changes in paid-in capital

There were no changes made in 3Q 2004. For more information, please refer to the Company’s 2004 Interim Report which was filed with the SEC on Form 6-K on August 30, 2004.

B) Expected changes in capital

There were no changes made in 3Q 2004. For more information, please refer to the Company’s 2004 Interim Report which was filed with the SEC on Form 6-K on August 30, 2004.

C) Bonds with warrants

There were no changes made in 3Q 2004. For more information, please refer to the Company’s 2004 Interim Report which was filed with the SEC on Form 6-K on August 30, 2004.

D) Contribution in kind

On October 7, 2004, the Company established Mediaholdings, Inc. with contribution in kind and cash, whereby the Company received 415,000 registered common shares from Mediaholdings, Inc., of which 409,635.38 shares were issued for 253,550 registered common shares of Hanaro Web(n)TV Co., Ltd. that the Company paid to Mediaholdings, Inc..

3.	Number of Shares Issued (As of November 12, 2004)

A)	Total number of shares issued

		(Unit: share)
Authorized Shares	Shares Issued and Outstanding	Unissued shares
700,000,000	462,135,180	237,864,820

B)	Descriptions of the shares issued and outstanding

		(Unit: share, KRW thousand)
	Number of shares	Amount of paid-in
Type	outstanding	capital	Remark
Registered Common Stock	462,135,180	2,310,675,900	Par value: KRW5,000/share

C)	Stock options

	Number of stock options granted	Stock options to be exercised
Total	1,721,153	1,721,153

D)	Employee share scheme (Employees Stock Ownership Association)

			(Unit: share)
Type	Beginning of 2004	Changes	As of Sep. 30, 2004
Registered Common Stock	1,490,892	-14,135	1,476,757

Total	1,490,892	-14,135	1,476,757

4.	Voting Rights (As of November 12, 2004)

		(Unit: share)
Description	Number of shares	Remarks
1. Shares with voting right (one vote for each share)	462,135,180
2. Shares with restricted voting right	100,817,529
a. Applicable to Securities and Exchange Act of Korea	100,558,777	Article 191-11
b. Applicable to Monopoly Regulation and Fair Trade Act of Korea	258,752	Article 10
3. Shares with unrestricted voting right	361,317,651

II.	Business

1.	Introduction

A)	Industry Overview

•	Characteristics of the industry

Through wireless-wireline convergence utilizing the high-speed portable Internet (or “WiBro”), it is anticipated that WiBro service will be commercialized in the near future. Also, Dacom Corporation’s recent acquisition of the license for the local telephony service has further intensified competition in the local telephony market. As of the end of September 2004, the number of wireless phone subscribers was 36,146,555.

Other than the above, during 3Q 2004, there were no major changes in the characteristics of the industry in Korea. For more information, please refer to the Company’s 2004 Interim Report which was filed with the SEC on Form 6-K on August 30, 2004.

B)	Current Status of the Company

•	Business environment and portfolio

– Current Business Outlook

•	Overview

The Company currently provides broadband Internet and voice services in 82 cities and 51 districts nationwide and has attracted a total of 4.056 million subscribers, which includes 2.786 million broadband Internet subscribers and 1.263 million voice subscriber lines as of the end of September 2004. The total length of our fiber optic cable has reached 23,914 km (including leased line), and expanded service coverage to 21.15 million households (Broadband Internet: 12.01 million, Voice: 9.14 million).

As of the end of September 2004, the Company has raised a total of KRW 349.9 billion since the beginning of 2004, including KRW 304.2 billion from syndicated loans.

– Market Share

•	Broadband Internet Subscribers & Market Share

	As of the end of 3Q 2004
Service Provider	No. of Subscribers	Market Share
Hanaro Telecom	2,775,638	23.6%
KT	5,900,038	50.9%
Thrunet	1,289,057	10.9%
Others	1,653,092	14.5%

Total	11,617,825	100%

•	Local Telephony Service Subscriber Lines & Market Share

	As of the end of 3Q 2004
Service Provider	No. of Subscriber Lines	Market Share
Hanaro Telecom	1,263,355	5.5%

KT	21,627,422	94.5%

Total	11,617,825	100.0%

2.	Major Facilities

A)	Status on major facilities

		(Unit: KRW million)
	Beginning book value	Ending book value
Description	(As of Dec 31, 2003)	(As of September 30, 2004)
Land	155,194	160,398

Buildings	277,954	275,776

Structures	177	173

Machinery	2,064,677	1,872,706

Vehicles	176	0

Others	20,906	8,632

B)	Capital Expenditure (“CAPEX”) plan

•	Total CAPEX (from the beginning of 2004 till the end of 3Q 2004)

(Unit: KRW billion)
Item	Total CAPEX
Backbone	50.2
Last-mile	80.8
IDC	1.3
Others	13.9

Total	146.2

•	Future CAPEX plan

		(Unit: KRW billion)
Item	2004 CAPEX (E)	2005 CAPEX (E)
Backbone	97.4	72.8
Last-mile	194.5	163.9
IDC	5.3	1.3
Others	59.3	82.2

Total	356.5	320.2

Note 1) At the conference call for the 2004 second quarter earnings release, the Company announced that 2004 CAPEX plan would be less than KRW 300 billion, which was filed as a public disclosure with KOSDAQ on August 12, 2004.

Note 2) 2005 CAPEX plan will be determined at the next Board of Directors which is scheduled in December 2004.

3.	Sales and Marketing

A)	Revenue breakdown

				(Unit: KRW million)
Type of Service	Products	3Q 2004	3Q 2003	2003
Voice	Local call and Interconnection	209,910	184,901	249,041

Leased Line	Leased line service and Internet Dedicated	29,595	28,143	37,992

Broadband	Broadband Internet services	741,491	734,559	982,693

Others	VoIP network service and PABX	89,868	78,568	105,610

	Total	1,070,863	1,026171	1,375,336

4.	Derivative Contracts in Foreign Currency (As of September 30, 2004)

A)	As of September 30, 2004, the total amount of Hanaro’s USD denominated derivatives contracts was USD 258.6 million.

B)	Foreign exchange & interest rate risk management

–	The Company entered into cross currency and interest rate swap contracts to hedge foreign exchange and interest rate risks on the syndicated loans for the amount of USD 63,065,475 on December 19, 2003, and for the amount of USD138,744,045 on Feb. 10, 2004.

C)	The outstanding balance of the KRW denominated interest rate swap contract was KRW 100 billion.

5.	Material Agreements

A)	Material Agreements

•	Leased Lines

Agreement	Counterpart	Term	Details
CATV access network lease agreements	Powercomm, Inc.	May 2002 ~ May 2005 July 2003 ~ July 2006 March 2001 ~ March 2006	CATV HFC Optic-fiber
Interconnection agreements among basic telecommunications carriers	Major carriers	—	Interconnection agreement between carriers

Telecommunications network interconnection agreement	KEPCO	May 2002 ~ May 2005	Use of KEPCO’s equipments (EPP)

Telecommunication conduit lease agreement	Seoul Metropolitan Rapid Transit Corporation	July 2004 ~ December 2005	Lease of underground conduit

Telecommunication conduit lease agreement	Seoul Metropolitan Subway Corporation	June 2004 ~ May 2007	Lease of underground conduit

6.	Research and Development Activities

A)	Summary of R&D activities

•	R&D Expenses

Items	3Q 2004	2003	(Unit: KRW million) 2002
R&D Expenses	3,990	9,954	11,417

% R&D Expenses in proportion to Revenues	0.37%	0.72%	0.91%

B)	Achievement in R&D

From May 15, 2004 to September 15, 2004, the Company undertook R&D for developing its 2.3GHz WiBro service.

7.	Other Matters Affecting Investment Decisions

A)	Summary of financing activities

•	Domestic

	Beginning		(Unit: KRW billion) Balance
	(as of Dec. 31,	Net of increase and	(as of Sep. 30,
Source	2003)	decrease	2004)
Commercial banks	303.8	-87.4	216.4

Insurance companies	—	—	—

Merchant banks	—	—	—

Lease companies	55.3	-27.6	27.7

Mutual savings & finance companies	—	—	—

Other financial institutions	56.2	1.0	57.2

Sub-total (financial institutions)	415.3	-114.0	301.3

Corporate bonds (public offering)	660.0	-180.0	480

Corporate bonds (private placement)	31.0	-15.0	16.0

	Beginning		(Unit: KRW billion) Balance
	(as of Dec. 31,	Net of increase and	(as of Sep. 30,
Source	2003)	decrease	2004)
*Right Issuance	2,277.6	—	2,277.6

Asset Backed Securities	32.5	-32.5	—

**Others	100.0	-100.0	—

Sub-total (capital market)	3,101.1	-327.5	2,773.6

Borrowings from shareholders, directors, affiliated companies	—	—	—

***Others	25.9	-25.9	—

Total	3,542.3	-467.4	3,074.9

*Outstanding balance of right issuance marked here refers to accumulated amount.

**Refers to the issuance of commercial paper.

***Others comprise of the asset backed loan issued by Hana Dream, Inc.. Please refer to Note 13 of the financial statements in the Company’s 3Q 2004 Review Report.

•	Overseas

	Beginning.		(Unit: USD million) Balance
	(as of Dec. 31,	Net of Increase and	(as of Sep. 30,
Source	2003)	Decrease	2004)
Financial institutions	63.1	195.5	258.6

Corporate bonds	—	—	—

*Right issuance	360.0	—	360.0

Others	2.9	(2.9)	—

Total	426.0	192.6	618.6

* Refers to the amount of capital raised from the IPO on NASDAQ in April, 2000.

B)	Summary of external financing (Securitization)

•	The trust contract whereby the Company nominated Shinhan Bank as the Trustee on October 23, 2001, has expired in April 2004.

C)	Credit Ratings (Most Recent)

Date	Subject of credit rating	Credit	Credit rating company
6/11/04	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation

6/14/04	Corporate bond	BBB	Korea Investors Service, Inc.

* For the credit rating history prior to June 2004, please refer to the Company’s 2004 Interim Report which was filed with the SEC on Form 6-K on August 30, 2004.

III. Financial Information

For more information, please refer to Exhibit 1. Independent Accountant’s Review Report (Non Consolidated Financial Statements).

1.	Summarized Financial Statements

Description	3Q 2004	2003	2002	2001	(Unit: KRW million) 2000
[Current Asset]	580,733	672,571	676,104	642,773	704,084

Quick assets	579,476	671,302	665,242	628,471	673,484
Inventories	1,257	1,269	10,862	14,302	30,600

[Non-current Asset]	2,537,159	2,709,351	2,925,467	2,937,920	2,642,005

Investment Securities	144,045	117,922	188,425	203,435	194,114
Property and Equipment	2,341,338	2,542,994	2,695,529	2,718,361	2,427,970
Intangible Asset	51,776	48,435	41,513	16,124	19,921

Total Assets	3,117,893	3,381,922	3,601,570	3,580,693	3,346,089

[Current Liabilities]	454,260	794,804	1,328,161	904,816	743,862
[Non-current Liabilities]	887,335	828,763	898,739	1,246,547	931,024

Total Liabilities	1,341,595	1,623,567	2,226,900	2,151,363	1,674,886

[Paid-in Capital]	2,310,676	2,310,676	1,396,613	1,320,000	1,320,000
[Capital in excess of par value]	344,642	344,642	692,815	693,205	693,205
[Retained Earning]	-864,603	-874,573	-709,237	-586,097	-341,984
[Capital Adjustment]	-14,418	-22,390	-5,521	-2,221	-18

Total Shareholders’ Equity	1,776,297	1,758,355	1,374,670	1,429,329	1,671,203

Revenue	1,070,863	1,375,335	1,253,859	825,449	336,187
Operating Profit	90,866	75,207	6,080	-165,188	-296,577
Ordinary Profit	9,970	-165,336	-123,140	-244,113	-299,114
Net Income	9,970	-165,336	-123,140	-244,113	-299,118

(Note) “-” indicates minus figures

2.	Revenue Breakdown by Services

	3Q 2004	2003	(Unit: KRW thousand) 2002
Voice
1. Revenues	209,910,443	249,041,267	210,921,008

External	209,910,443	249,041,267	210,921,008

Internal	—	—	—

Sub total	209,910,443	249,041,267	210,921,008

2. Operating Profit	-19,693,014	-8,576,808	-12,822,325

3. Assets	447,754,928	558,445,508	161,177,827

(D&A expenses)	(36,877,722)	(60,297,842)	(46,969,497)

Leased Line
1. Revenues	29,594,639	37,992,061	27,829,401

External	29,594,639	37,992,061	27,829,401

Internal	—	—	—

Sub total	29,594,639	37,992,061	27,829,401

2. Operating Profit	2,871,301	4,985,927	-665,026

3. Assets	66,302,239	16,651,955	15,470,556

(D&A expenses)	(6,572,103)	(5,657,131)	(9,962,017)

Broadband Internet Service
1. Revenues	741,490,714	982,692,507	911,766,709

External	741,490,714	982,692,507	911,766,709

Internal	—	—	—

Sub total	741,490,714	982,692,507	911,766,709

2. Operating Profit	118,311,077	118,936,544	22,571,034

3. Assets	1,611,271,736	1,743,777,755	2,398,953,347

(D&A expenses)	(243,128,214)	(315,207,892)	(297,313,607)

Others
1. Revenues	89,867,536	105,610,103	103,342,173

2. Operating profit	-10,622,896	-40,138,357	-3,003,415

3. Assets	267,785,656	272,553,567	161,440,234

IV. Opinion of Independent Auditors

1.	Opinion of Independent Auditors

For more information, please refer to Exhibit 1. Independent Accountant’s Review Report (Non Consolidated Financial Statements).

2.	Auditing Fees for the Past 3 Years

A)	Auditing fees to external auditors for the past 3 years

			(Unit: KRW)
			Total Hours of
Year	Auditor	Auditing Fees	Service
3Q 2004	Anjin Co (Deloitte Touche Tohmatsu)	370,000,000	600

2003	Anjin Co (Deloitte Touche Tohmatsu)	186,000,000	2,500

2002	Anjin Co (Deloitte Touche Tohmatsu)	200,000,000	184

B)	Contracts with auditors for services other than auditing

				(Unit: KRW)
Fiscal Year	Date of Contract	Description	Term	Fees
2003	Jan. 1	Due diligence	3 weeks	65,000,000

2002	Aug. 12	Financial plan to be submitted to the government	7 weeks	70,000,000

	Oct. 28	Modeling and evaluation of customer centers	8 weeks	90,000,000

V. Governance Structure and Status of Affiliates

(As of August 31, 2004)	(As of October 31, 2004)

* On October 7, 2004, the Company established a new subsidiary with a contribution in kind using 253,550 common shares of Hanaro Web(n) TV Co., Ltd. As of November 12, 2004, the Company’s shareholding in Hanaro Web(n) TV Co., Ltd. stands at 49%.

1.	Governance Structure

A)	Board of Directors (“BOD”)

–	Convening of BOD and Attendance of Outsider Directors (3Q 2004)

Date			Number of Outside
(MM/DD/YY)	Important Agenda	Approved / Rejected	Directors Attended
10/05/2004 (77th BOD)	Agendum 1: Establishing a New Company with Contribution In Kind	Approved as proposed	5 out of 6

10/29/2004 (78th BOD)	Agendum 1: Convening of an Extraordinary General Meeting of Shareholders	Approved as proposed	3 out of 6

–	Activities of President’s Compensation Committee & Officers’ Compensation Committee (3Q 2004)

Committee	Date	Important Agenda	Approved / Rejected
The 3rd President’s Compensation Committee	10/29/2004	Item 1: Determination of the stock option program for CEO	Approved as proposed

The 3rd Officers’ Compensation Committee	10/29/2004	Item 1: Determination of the stock option program for Officers	Approved as proposed

B)	Auditing System

There were no changes made in 3Q 2004. For more information, please refer to the Company’s 2004 Interim Report, which was filed with the SEC on Form 6-K on August 30, 2004.

C)	Executive compensation for directors (including outside directors) and members of Audit Committee

•	Maximum payment to directors, outside directors and members of Audit Committee must be determined by a resolution at a shareholders’ meeting.

•	From the beginning of 2004 till 3Q 2004;

–	Total amount paid to directors: KRW 469 million (KRW 93,837,378 per director)

–	Total amount paid to members of audit committee: KRW 61 million (KRW 30,338,710 per member)

–	Total approved amount for payment to directors, outside directors and members of Audit Committee for FY 2004: KRW 2,000 million

2.	Status of Affiliated Companies and Other Companies

A)	Subsidiaries and affiliated companies

Please refer to V. 3. Investments in the Affiliated Companies and Others for the list of Hanaro’s affiliated companies with the shareholding information.

B)	Summary financial statements of affiliated companies

•	HanaroDream, Inc.

Description	2003	2002	(Unit: KRW million) 2001
Current Assets	12,111	16,941	5,019

Quick assets	12,103	16,939	5,019

Inventories	8	2	—

Non-current Assets	4,182	2,188	509

Investment assets	1,051	556	14

Property and equipment	2,000	1,215	304

Intangible assets	1,131	417	191

TOTAL ASSETS	16,293	19,129	5,528

Current Liabilities	9,966	13,684	1,462

Non-current Liabilities	441	290	113

TOTAL LIABILITIES	10,406	13,974	1,575

Capital Stock	4,034	4,034	3,882

Capital Surplus	—	—	—

Capital reserves	—	—	—

Assets revaluation reserves	—	—	—

Retained Earnings	1,941	1,121	70

Capital Adjustments	—	—	—

TOTAL SHAREHOLDERS’ EQUITY	5,886	5,155	3,952

Revenue	33,794	43,444	10,743

Operating Income	423	1,306	-42

Ordinary Income	959	1,503	103

Net Income	820	1,051	74

For more information on other affiliated companies, please refer to the Company’s 2004 Interim Report filed with the SEC on
Form 6-K on August 30, 2004.

3.	Investments in the Affiliated Companies and Others (As of September 30, 2004)

A)	Investments in Hanaro’s affiliated companies

	Number of Shares	Ownership		(Unit: share, KRW thousand)
Description	owned	(%)	Acquisition Cost	Remarks
Hanaro Realty Development & Management Co., Ltd.	499,998	99.9	3,388,033	Not Listed
*Hanaro Web(n)TV Co., Ltd.	550,000	90.9	7,658,692	Not Listed
Hanaro Telephone & Internet Information, Inc.	379,996	99.9	—	Not Listed
HanaroDream, Inc.	460,000	57.0	3,823,564	Not Listed
M.Commerce Co., Ltd.	3,029	30.3	—	Not Listed
Nawanet Co., Ltd.	9,500	20.0	—	Not Listed
Hanaro 800 Co., Ltd.	200,000	29.4	—	Not Listed
Hanaro Telecom America, Inc.	2,000	100.0	22,534	Not Listed

Total	2,104,523	—	14,892,823

*	On October 7, 2004, the Company established a new subsidiary with a contribution in kind using 253,550 common shares of Hanaro Web(n) TV Co., Ltd. As of November 12, 2004, the Company’s shareholding in Hanaro Web(n) TV Co., Ltd. stands at 49%.

B)	Investments in others

	Number of Shares	Ownership	(Unit: KRW thousand)
Description	owned	(%)	Acquisition Cost
LG Telecom, Ltd.	1,035,652	0.37	3,733,525
Net-Secure Technology, Inc.	52,800	0.76	18,480
C.C.S., Inc.	340,000	7.22	1,596,300
Others	3,548,523	—	21,914,260

Total	4,976,975	—	27,262,565

VI. Information Regarding Shares and Shareholders

1.	Ownership Structure

A)	Detailed Information regarding the Largest Shareholder(s)

		(As of November 12, 2004)
Description	Type of Stock	Number of Shares	Ownership
AIF II NT, Ltd.	Common share	38,456,250	8.32%
AOF NT, Ltd.	Common share	24,721,875	5.35%
Hong Soon-ho	Common share	500	0.00%

Total	Common share	63,178,625	13.67%

B)	Major shareholders (with 5% or more shareholding)

		(As of August 31, 2004)
		Number of Common
Description	Type of Stock	Shares	Ownership
Newbridge Asia HT, L.P.	Common share	49,535,799	10.72%
AIF II NT, Ltd.	Common share	38,456,250	8.32%
Korea Investment & Trust Management Co., Ltd.	Common share	26,354,342	5.70%
AOF NT, Ltd.	Common share	24,721,875	5.35%

Total	Common share	139,068,266	30.09%

Note 1) Korea Investment & Trust Management Co., Ltd. filed a public disclosure on September 7, 2004 regarding its stake in the Company, which currently stands at 26,354,342 common shares (5.7% of the total shares issued).

Note 2) As of August 13, 2004, the shareholding by Samsung Electronics Co., Ltd. stands at 8,367,697 common shares (1.81% of the total shares issued), which was filed by Samsung Electronics Co., Ltd. as a public disclosure. Accordingly, Samsung Electronics Co., Ltd. was removed from the list of major shareholders whose stakes in the Company equals to or exceeds 5% of the total shares issued. This was filed by Samsung Electronics Co., Ltd. as a public disclosure on May 28, 2004.

2.	Stock Price Over the Last Six Months

A)	Domestic

	(Unit: KRW, thousand shares)
Description	April	May	June	July	August	September
KOSDAQ
High	3,350	2,905	2,765	2,675	3,110	3,325
Low	2,665	2,345	2,475	2,445	2,370	3,030

Trading Volume	46,882	72,805	40,374	16,432	58,541	38,327

B)	Overseas

	(Unit: USD, No. of ADR)
Description	April	May	June	July	August	September
NASDAQ
High	2.87	2.50	2.54	2.53	2.74	2.99
Low	2.28	2.06	2.08	2.11	1.91	2.47

Trading Volume	772,692	637,349	537,433	248,876	1,534,018	355,914

VII. Information on Directors, Officers & Employees

1.	Directors and Executive Officers

There were no changes in 3Q 2004. For more information on directors and executive officers, please refer to the Company’s 2004 Interim Report which was filed with the SEC on Form 6-K on August 30, 2004.

A)	Salaries for Directors and Executive Officers (as of September 30, 2004)

(Unit: KRW thousand)
* Total amount of salaries for 3Q 2004	4,095,340

* Average salary per director	102,383

*	Denotes the total salaries and the average salaries paid to the Company’s directors, including the Representative Director, Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents.

B)	Officers holding post in subsidiary (as of November 12, 2004)

Subsidiary
Name	Title	Name	Title	Remarks
Samuel S.Y. Kwon	Senior Executive Vice President & Chief Corporate Officer	HanaroDream, Inc.	Director	Non-standing

Oh Jung-taik	Senior Executive Vice President & Chief Sales Officer	Mediaholdings, Inc.	Representative Director	Non-standing

Cho Young-wan	Senior Vice President	Hanaro Telephone & Internet Information, Inc.	Internal Auditor	Non-standing

		Mediaholdings, Inc.	Internal Auditor

Song Heong-jun	Senior Vice President	Hanaro Realty Development & Management Co., Ltd.	Director	Non-standing

Park Sueng-gil	Senior Vice President	Hanaro Web(n)TV Co., Ltd.	Director	Non-standing

Byun Dong-sik	Senior Vice President	Mediaholdings, Inc.	Director	Non-standing

Han In-keun	Vice President	Hanaro Telephone & Internet Information, Inc.	Director	Non-standing

Hanaro Web(n)TV Co., Ltd.

Mediaholdings, Inc.

Myung Jae-wook	Vice President	Hanaro Web(n)TV Co., Ltd.	Senior Executive Vice President	Standing

Subsidiary
Name	Title	Name	Title	Remarks
Lee Won-hee	Vice President	HanaroDream, Inc.	Director	Non-standing

Kwon Se-jong	Vice President	HanaroDream, Inc.	Director	Non-standing

2.	Employees (As of September 30, 2004)

(Unit: Number of employee, KRW thousand)
Description	Employee	Others	Total	Total Salaries	Average Salaries
Male	1,301	48	1,349	50,538,862	37,464
Female	93	76	169	3,664,549	21,684

Total	1,394	124	1,518	54,203,411	35,708

3.	Trade Union

Description	Details	Remark
Eligibility	Senior manager and below
Registered members	1,098	As of September 30, 2004
Standing members
- Full Time	5
- Part Time	2
Affiliation	Korea Labor Union
Date of establishment	February 14, 2003

VIII. Transactions with Related Parties

1.	Transactions with Shareholders, Employees and Others

A)	Real estate rent

There were no changes in 3Q 2004. Please refer to the Company’s 2004 Interim Report for more information.

IX.	Other Matters

1.	Major Development After 3Q 2004

On October 29, 2004, the Board of Directors passed a resolution on convening an Extraordinary Meeting of Shareholders on December 16, 2004 with respect to the amendment of the Company’s Articles of Incorporation and approval of granting Stock Option Rights.